Forward-looking statements

Except for historical statements and discussions, statements contained in this Form 6-K constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in competitive conditions in any of the markets in which we operate;

•	changes in the regulatory environment in any of the markets in which we operate;

•	changes in political, social or economic conditions in any of the markets in which we operate;

•	market and interest rate fluctuations;

•	the ability of counterparties to meet their obligations to us;

•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

•	political and social developments, including war, civil unrest or terrorist activity;

•	foreign exchange rates;

•	operational factors such as systems failure, human error, or the failure to properly implement procedures;

•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting policies or practices;

•	changing levels of competition in the geographic and business areas in which we conduct our operations;

•	the ability to retain and recruit qualified personnel; and

•	various other factors beyond our control.

For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

Exhibit Index is on page 3

Management’s Discussion and Analysis of Financial Conditions and Result of Operations

SUMMARY

For the six months ended June 30, 2003, net income before taxes was NOK 190 million, representing an increase of NOK 31 million compared to the same six month period in 2002. This increase is primarily due to higher average lending volumes and a higher return on our lendings and investments. The Group’s assets totaled NOK 106.7 billion as of June 30, 2003, representing an increase of NOK 91.0 billion as of December 31, 2002. Approximately one third of this increase is due to exchange rate changes.

Disbursement of new loans was NOK 6.5 billion for the six months ended June 30, 2003, representing an increase of NOK 2 billion compared with the same period in 2002. The disbursements are divided between export credits and loans for internationalization purposes of NOK 1.8 billion, and NOK 4.7 billion in lending to Norwegian municipalities through Kommunekreditt.

As of June 30, 2003, the Group had entered into 87 long-term funding transactions and had borrowed NOK 21.3 billion from the international capital markets.

LENDING

Periods of economic recession seem to increase the demand for export credits. One reason is that during difficult times exporters tend to enter new markets that often require attractive financing. Consequently, so far this year new loan applications has been higher both regarding number and volume compared with last year.

Disbursement of new export credits and loans for internationalization purposes was NOK 1.8 billion in the first half of 2003, compared with NOK 1.7 billion during the same period last year. Disbursements related to the export of capital goods and associated services was NOK 0.7 billion, while new loans for ship financing was NOK 1.0 billion.

A large part of new disbursements was related to ships, marine equipment and equipment for the offshore industry. Environmental and energy projects dominated new disbursements related to mainland industries.

Kommunekreditt has disbursed NOK 4.7 billion in new loans during the first half of 2003, compared with NOK 2.8 billion in the same period last year. Direct loans to local governments during the first half of 2003 amounted to NOK 3.4 billion in loans to a total of 95 municipalities. NOK 1.3 billion were loans to 36 municipal companies or companies with municipal or county guarantees.

Loans to local governments have primarily been used for care facilities, nursing homes, schools and roads, as well as environmental investments such as water supply, drainage, and purification and waste disposal facilities. We believe Kommunekreditt has established a strong market position within long-term financing to the local government sector. This has, among other things, resulted in municipalities and municipal companies making increasing use of Kommunekreditt to refinance their existing debt at more favorable terms.

The decline in Norwegian interest rates during the first half of 2003 has resulted in a considerable increase in the demand for loans with fixed interest rates. This is because customers do not expect the decline in interest rate to continue. At the beginning of the year, approximately 33% of

Exhibit Index is on page 3

Kommunekreditt’s outstanding loans were in the form of fixed interest loans. At the end of the first half of 2003, this share had increased to approximately 49%.

FUNDING

International capital markets continued to show a strong demand for triple-A bonds during the second quarter, not least due to the uncertain situation in the Persian Gulf. Eksportfinans took advantage of the high demand to launch its largest bond issue ever in April, a five-year strategic benchmark transaction of EUR 1 billion. The loan was fully subscribed at the time of pricing and achieved good distribution among investors both in Europe, Asia, the Middle East and North America.

During the first half of 2003, Eksportfinans entered into a total of 87 long-term funding transactions, with an overall volume of NOK 21.3 billion. In addition to the benchmark transaction, four transactions in Swiss francs, two in Canadian dollars and the company’s first transaction in Czech kroner were completed. Three new bond issues in Norwegian kroner have been targeted at the domestic market. At the same time the demand for structured transactions in US dollars has increased, especially from Asian investors.

In accordance with our funding strategy, in the second quarter we sought to establish good, long-term relations with existing, loyal investors as well as new ones. In consequence, Eksportfinans’s bonds are increasingly being approved as investment objects for the world’s central banks. They constitute an important strategic investor group for Eksportfinans, both as custodians of countries’ foreign exchange reserves and in other respects.

RESULTS

The Group’s net interest income was NOK 233 million during the first half of 2003, representing an increase of NOK 28 million compared with the same period in 2002. Return on assets was 0.47% for the first six months, up from 0.45% both compared with the same period last year and the 2002 full year figure.

Net value changes and gains/losses on securities and foreign exchange yielded overall gains of NOK 19 million, which is NOK 6 million higher than the same period last year. Realized gains on securities constituted NOK 11 million (NOK 7 million in 2002), while unrealized gains on securities constituted NOK 4 million (NOK 6 million in 2002). Exchange rate gains of NOK 4 million were mainly unrealized. The variations from year-to-year are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions.

Net income was NOK136 million for the six month period ended June 30, 2003, an increase of 19.3% from NOK 114 million for six month period ended June 30, 2002.

BALANCE SHEET

Total assets of the Group were NOK 106.7 billion as of June 30, 2003. This is an increase of NOK 15.7 billion from December 31, 2002, and an increase of NOK 11.2 billion from June 30, 2002. Lendings have increased by NOK 2.8 billion since the end of 2002, while commercial paper and bonds have increased by NOK 9.1 billion.

The Group’s capital adequacy ratio was 18.2% at the end of June 2003, compared with 22.6% at the same time in 2002. The corresponding figure at the end of last year was 21.6%. These declines in

Exhibit Index is on page 3

our capital adequacy ratio are consistent with our strategy of maintaining a strong capital base, especially relative to our competitors, yet optimizing our use of capital.

U.S. GAAP

The foregoing discussion is based on the Group’s interim financial statements, which are prepared on the basis of Norwegian GAAP, which differ in certain respects from U.S. GAAP. Net income in accordance with U.S. GAAP for the first six months of 2003 was NOK 329.0 million, NOK 192.6 million higher than net income under Norwegian GAAP. At June 30, 2003, shareholders’ equity in accordance with U.S. GAAP was NOK 5,030.4 million, NOK 2,401.9 million higher than shareholders’ equity under Norwegian GAAP. The differences in both net income and shareholders’ equity between Norwegian GAAP and U.S. GAAP was primarily due to different accounting treatment of derivatives. See Note 2 of the notes to our unaudited interim financial statements below.

NEW ACCOUNTING PRONOUNCEMENTS

Norwegian GAAP

The European Commission issued a regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (“IFRS”, formerly known as IAS) in their consolidated financial statements by 2005. Norway has decided to follow this decision, and we are currently considering the implications of such requirement.

U.S. GAAP

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure - an amendment of FASB Statement No. 123”, was issued in January 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. Adoption of this Statement will not impact Eksportfinans as we do not currently have any stock compensation plans.

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Eksportfinans is currently analyzing the impact of this Statement.

SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued in May 2003. This Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement must be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Eksportfinans is currently analyzing the impact of this Statement.

Exhibit Index is on page 3

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group

	For the three months		For the six months ended		For the
	ended June 30,		June 30,		year ended
					Dec. 31,
	(unaudited)		(unaudited)		(audited)
(in NOK millions)	2003	2002	2003	2002	2002

Interest and related income	533	622	1,067	1,268	2,463
Interest and related expenses	402	515	834	1,063	2,056

Net interest income	131	107	233	205	407
Commissions and income related to banking services	3	1	6	2	5
Commissions and expenses related to banking services	2	1	3	2	6
Net gains/(losses) on securities and foreign currencies	8	4	19	13	5
Other operating income	1	1	3	3	8
Salaries and other administrative expenses	29	25	55	49	100
Depreciation	4	3	7	7	16
Other operating expenses	2	3	6	6	12
Realized loan losses	0	0	0	0	0

Net income before taxes	106	81	190	159	291
Income taxes	31	23	54	45	83

Net income	75	58	136	114	208

Per share data:
Net income			0.90	0.75	1.37
Dividends					0.55

The accompanying notes are an integral part of these unaudited interim financial statements.

Exhibit Index is on page 3

BALANCE SHEETS (condensed)

	Group

	As of	As of
	June 30,	December 31,
	(unaudited)	(audited)
(in NOK millions)	2003	2002

Loans and receivables due from credit institutions	6,404	3,535
Loans and receivables due from customers	52,900	50,114
Securities	45,716	36,649
Investments in joint controlled activity	1	1
Intangible assets	27	30
Fixed assets	127	129
Other assets	1,181	178
Prepayments and accrued revenues	391	437

Total assets	106,747	91,073

Borrowings through the issue of securities	101,798	84,124
Other liabilities	594	2,600
Accrued interest and other expences	207	264
Accrued expences and provisions	16	16
Subordinated debt	906	880
Preferred capital securities	598	697

Total liabilities	104,119	88,581
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	736	736
Net income for the period	136	0

Total shareholders’ equity	2,628	2,492

Total liabilities and shareholders’ equity	106,747	91,073

The accompanying notes are an integral part of these unaudited interim financial statements.

Exhibit Index is on page 3

STATEMENTS OF CASH FLOW

	Group

	For the six months ended

	June 30,	June 30,
	(unaudited)	(unaudited)
(in NOK millions)	2003	2002

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	136	114
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses/(gains) on securities	(7)	(7)
Depreciation	7	7
Changes in operating assets and liabilities, excluding effects of acquisition:
Income from jointly controlled activity	0	0
Accrued interest receivable	56	(14)
Other receivables	(85)	31
Accrued liabilities	376	(100)
Other	4	(35)

Net cash provided by operating activities	487	(4)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disbursements on loans	(6,544)	(4,491)
Principal collected on loans	4,851	5,821
(Increase)/decrease in financial investments	(10,478)	(22,047)
Purchases of fixed assets	(2)	(11)

Net cash used in investing activities	(12,173)	(20,728)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term debt	4,777	14,368
Proceeds from issuance of long-term debt	20,297	9,332
Principal payments on long-term debt	(11,245)	(2,892)
Change in preferred capital securities	(127)	0
Dividends paid	(83)	(124)

Net cash provided by financing activities	13,619	20,684

Effect of exchange rate changes on cash and cash equivalents	10	(93)

Net increase/(decrease) in cash and cash equivalents	1,943	(141)
Cash and cash equivalents at beginning of period	428	2,081

Cash and cash equivalents at end of period	2,371	1,940

The accompanying notes are an integral part of these unaudited interim financial statements.

Exhibit Index is on page 3

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

On December 31, 2002 we reclassified commissions received on guarantees for the year ended 2002 from the income statement line item net interest income to commissions and income related to banking services. Prior to 2002 commissions received on guarantees were immaterial. Commissions and income related to banking services are a more appropriate classification. We have restated the relevant figures for the six months ended June 30, 2002 so that they will be comparable to the six months period ended June 30, 2003 and the year ended 2002.

On March 31, 2003 we reclassified capitalized costs capitalized in 2002 and 2001 in connection with a new computer system (software) from the balance sheet line item fixed assets to intangible assets. Intangible assets are a more appropriate classification. We have restated the relevant figures from prior to March 31, 2003 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations, financial position and cash flows for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of, and for the year ended, December 31, 2002.

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected shareholders’ equity and net income as of and for the periods ended June 30, 2003 and 2002 to the extent summarized in Note 2 to our unaudited interim financial statements.

Exhibit Index is on page 3

2. Generally accepted accounting principles in the United States

The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The following is a summary of significant adjustments to consolidated net income for the periods ended June 30, 2003 and 2002 and to shareholders’ equity as of June 30, 2003 and December 31, 2002.

For differences existing at December 31, 2002, see further explanations in Note 35 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2002.

FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34”, was issued in November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognized for all obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after December 15, 2002 and are reflected in note 12 to our unaudited interim financial statements. The measurement requirements are effective for guarantees issued from January 1, 2003. Under U.S. GAAP the fair value of the obligation Eksportfinans assumes under guarantees issued from January 1, 2003 will be recognized as liabilities in the balance sheet. Any recognized amount will be amortized on a straight-line basis over the period of the obligation. Normally, there would not be any difference between Norwegian and U.S. income and equity. Eksportfinans receives periodic fees over the period of the obligation and the fair value of the obligation will normally be approximately zero.

New accounting pronouncements

SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” was issued in January 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. Adoption of this Statement will not impact Eksportfinans as the Company does not currently have any stock compensation plans.

SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and also for hedging relationships designated after June 30, 2003. Eksportfinans is currently analyzing the impact of this Statement.

SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Eksportfinans is currently analyzing the impact of this Statement.

Exhibit Index is on page 3

	Group

	Six months ended,	Six months ended,
	June 30, 2003	June 30, 2002
(in NOK millions)	(unaudited)	(unaudited)

Net income as reported in accordance with Norwegian accounting principles	136.4	113.8
Trading portfolio	(0.6)	(5.8)
Available-for-sale securities	(3.5)	5.8
Derivatives	270.2	(144.3)
Revaluation of property	0.4	0.4
Goodwill	0.7	0.6
Tax effect on the above Norwegian/U.S. GAAP reconciling items	(74.6)	40.3

Estimated net income in accordance with U.S. GAAP	329.0	10.8

Other comprehensive income:
Available for sale securities, net of related tax effect	38.2	1.5

Estimated comprehensive income in accordance with U.S. GAAP	367.2	12.3

	June 30,	Dec. 31,
	2003	2002

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,628.5	2,492.1
Trading portfolio	(0.6)	(0.0)
Available-for-sale securities	62.6	66.1
Derivatives	2,969.2	2,699.1
Dividends proposed	0	83.0
Revaluation of property	(49.3)	(49.8)
Goodwill	2.0	1.3
Tax effect on the above Norwegian/U.S. GAAP reconciling items	(834.9)	(760.3)
Adjustments to other comprehensive income:
Available-for-sale securities, net of tax effect	252.9	214.7

Estimated shareholders’ equity in accordance with U.S. GAAP	5,030.4	4,746.2

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

Beginning Balance	4,746.2	4,205.1

Comprehensive income
Net income	329.0	523.3
Other comprehensive income	38.2	142.2

Comprehensive income	367.2	665.5
Dividends paid	(83.0)	(124.4)

Ending Balance	5,030.4	4,746.2

Exhibit Index is on page 3

3. Capital adequacy

Capital adequacy is calculated in accordance with the applicable regulations from the Norwegian Banking, Insurance and Securities Commission. According to the regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group

	June 30, 2003
(in NOK millions)	(unaudited)		Dec. 31, 2002

	Book value	Risk- weighted value	Book value	Risk- weighted value

Total assets	87,368	17,099	78,415	14,985
Off-balance sheet items		2,456		1,895

Total risk-weighted value banking portfolio		19,555		16,880
Total risk-weighted value trading portfolio		2,565		1,867
Total currency risk		115		66

Total risk-weighted value		22,235		18,813

The Group’s risk capital

	Group

(in NOK millions and in per cent of	June 30, 2003
total risk-weighted value)	(unaudited)		Dec. 31, 2002

Core capital (share capital, other equity and preferred capital securities)	3,001	13.5%	3,177	16.9%
Additional capital (subordinated debt)	1,054	4.7%	880	4.7%

Total risk capital	4,055	18.2%	4,057	21.6%

4. Loans and receivables due from credit institutions

	Group

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Bank deposits	4,357	1,431
Reverse repos with credit institutions	986	1,036
Loans (also included in note 5)	1,061	1,068

Total	6,404	3,535

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

Exhibit Index is on page 3

5. Loans

	Group

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Loans due from credit institutions	1,061	1,068
Loans due from customers	52,900	50,114

Total	53,961	51,182

Commercial loans	49,389	46,966
Government-supported loans	4,572	4,216

Total	53,961	51,182

Capital goods	6,633	6,220
Ships	9,417	9,401
Export-related and international activities 1)	6,925	7,430
Financing on behalf of the government 2)	18	42
Loans to Norwegian local government sector	30,968	28,089

Total	53,961	51,182

1) Export-related and international activities consists of loans to the following categories:

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Oil and gas	384	343
Pulp and paper	1,446	1,378
Engineering and construction	408	421
Aluminum, chemicals and minerals	379	382
Pharmaceuticals	110	127
Aviation and shipping	2,358	2,496
Other categories	1,840	2,283

Total	6,925	7,430

2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

6. Securities

	Group

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Trading portfolio	18,607	12,610
Securities available for sale	26,254	23,198
Securities held to maturity	855	841

Total	45,716	36,649

Exhibit Index is on page 3

7. Other assets

	Group

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Exchange rate adjustments for derivatives	921	0
Interim account 108 Agreement	87	96
Other	173	82

Total	1,181	178

8. Borrowings through the issue of securities

	Group

	June 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Short-term debt	34,685	28,479
Long-term debt	67,113	55,645

Total	101,798	84,124

Issues of long term debt in 2003 as of June 30, 2003:

The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Footnotes are utilized to explain special structures.

Norwegian Kroner (“NOK”) debt:
NOK	83,869,000.00	Equity-linked EMTN due 2006 - 2007
NOK	2,690,000,000.00	4.66% - 6.75% EMTN due 2005 - 2013
U.S Dollar (“USD”) debt:
USD	17,200,000.00	Reverse floating rate EMTN due 2008 - 2010
USD	89,670,846.32	Zero coupon EMTN due 2023 - 2033
USD	60,000,000.00	Floating rate EMTN due 2005 - 2013
Euro (“EUR”) debt:
EUR	1,050,000,000.00	1.25% - 3.5% EMTN due 2008
EUR	8,700,000.00	Equitylinked EMTN due 2008 - 2011
Japanese Yen (“JPY”) debt:
JPY	22,600,000,000.00	Issues EMTN due 2018 - 2033
Switserland (“CHF”) debt:
CHF	750,000,000.00	1.25% - 2.375% EMTN due 2006 - 2013
Canadian dollar (“CAD”) debt:
CAD	294,000,000.00	4% - 4.37 % EMTN due 2008
New Zealand dollar (“CZK”) debt:
NZD	100,000,000.00	6% EMTN due 2006
Czechoslovakian koruna (“CZK”) debt:
CZK	500,000,000.00	Credit linked EMTN due 2010

Notes

(1)	Non-callable as well as single- or multicallable issues (or trigger issues) in the form of fixed rate; power reversed dual currency; reverse floating notes and constant maturity swap linked notes.

Exhibit Index is on page 3

9. Other liabilities

	Group

	June 30,
	2003	Dec. 31,
(in NOK millions)	(unaudited)	2002

Exchange rate adjustments for derivatives	0	2,374
Other	594	226

Total	594	2,600

10. Shareholders’ equity

A summary of changes in shareholders’ equity for the years ended December 31, 2001 and 2002 and six months ended June 30, 2002 and 2003, is as follows:

		Share
(in NOK millions except	Number of	premium	Share	Other	Net income
for number of shares)	shares	reserve	capital	equity	for the period	Total

Balance Dec 31, 2001	151,765	162	1,594	612	0	2,368

Balance at Jan 1, 2002	151,765	162	1,594	612	0	2,368
Allocations June 30, 2002 *		0	0	16	98	114

Balance at June 30, 2002 *	151,765	162	1,594	628	98	2,482

Balance at July 1, 2002 *	151,765	162	1,594	628	98	2,482
Restitution of allocations June 30, 2002 *				(16)	(98)	(114)
Allocations 2002		0	0	124	0	124

Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2002 *	151,765	162	1,594	736	0	2,492
Allocations June 30, 2003 *		0	0	20	116	136

Balance June 30, 2003 *	151,765	162	1,594	756	116	2,628

* unaudited.

Exhibit Index is on page 3

11. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalisation of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Group

	June 30, 2003	June 30, 2002
(in NOK millions)	(unaudited)	(unaudited)	Dec. 31, 2002

Net interest income
Eksportfinans	190	169	337
Kommunekreditt	43	36	70

Total Group	233	205	407

Net income after tax
Eksportfinans	116	98	176
Kommunekreditt	20	16	32

Total Group	136	114	208

Total assets
Eksportfinans	75,270	70,620	62,542
Kommunekreditt	31,477	24,971	28,531

Total Group	106,747	95,591	91,073

Total equity
Eksportfinans	2,170	2,038	2,054
Kommunekreditt	458	444	438

Total Group	2,628	2,482	2,492

1) We believe intra-group transactions are undertaken on arm’s-length commercial terms

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 14 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2002.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

Exhibit Index is on page 3

12. Commitments and contingent liabilities

	Group

	June 30,
	2003	Dec. 31,
(NOK thousands)	(unaudited	2002

Credit default swaps	2,203,154	2,810,001
Other guarantees	853,491	139,314

Credit Default Swaps

Credit default swaps are derivative transactions between two parties, under which one party undertakes a credit risk related to a third party against payment. Eksportfinans has entered into eight such derivative contracts totaling a face value of EUR 95 million, and additionally six totaling a face value of USD 195 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province. The original maturities of the derivative contracts are from one to five years.

Eksportfinans uses the credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty. The Company is required to pay certain amounts under the contract. If there is a default on the reference entity, Eksportfinans will have to pay the notional amount under the credit default swaps and will receive a bond or loan issued by the reference entity.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. All of the credit default swaps have a positive fair value at June 30, 2003 and therefore no liability is currently recorded under Norwegian GAAP or would be recorded under U.S. GAAP at that date.

Other guarantees

“Other Guarantees” includes two guarantees. One related to a shipbuilding project issued with a face value of USD 20 million. The original maturity of the contract is four years. The other is an eleven year guaranty related to a sale and leaseback of two papermachines with a total value of USD 97.6 million. Both garanties are counter-guaranteed by financial institutions.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. No liability is currently recorded under Norwegian GAAP or would be recorded under U.S.GAAP at June 30, 2003.

	Group

	June 30,
	2003	Dec. 31,
(NOK thousands)	(unaudited	2002

	(unaudited)
Accepted commitments	3,484,200	3,880,000

In the normal course of our lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding are expected to be disbursed within one year.

With respect to funding activity, the Company has been issuing structured long-term transactions to a fairly large extent, as well as structured short-term issues. Eksportfinans’s risk is, however, limited to the counterparty-credit risk, when entering into a hedging swap agreement whereby the swap counterparty has an obligation to pay Eksportfinans the coupon amount(s) and the redemption amount that matches Eksportfinans’s obligations under each issue. To the extent that these swap agreements extend beyond 10 years, Eksportfinans has entered into a mutual termination clause with the swap counterparty after year 10 and normally every 5 years thereafter. Issues of long-term debt in 2003 are spesified in note 8. Further details

Exhibit Index is on page 3

regarding short-term and long-term debt are set out in note 21 and 22 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2002.

RATIOS AND KEY FIGURES

		Group
		For the six months ended June 30,

		2003	2002
	(in NOK millions, except percentages)	(unaudited)	(unaudited)

	OPERATING STATISTICS
1.	Net interest income	233	205
2.	Income before taxes	190	159
3.	Return on equity	10.7%	9.4%
4.	Return on assets	0.47%	0.45%
5.	Net operating expenses/average assets	0.13%	0.13%

		Group

		June 30,
		2003	Dec. 31,
		(unaudited)	2002

	BALANCE SHEET STATISTICS
6.	Total assets	106,747	91,073
7.	Total loans outstanding	53,961	51,182
8.	New loans disbursed	6,545	16,040
9.	New long-term borrowing	21,299	18,340
10.	Borrowers/Guarantors public sector share	71.4%	68.0%
11.	Capital adequacy	18.2%	21.6%
12.	Exchange rate NOK/USD	7.2578	6.9657

Definitions:

3.     Net income/average equity.

4.     Net interest income including provisions/ average assets.

5.     Net operating expenses (administrative and operating expenses + depreciation – other income)/average assets.

7.     Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.

Exhibit Index is on page 3